						EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2010
Income from continuing operations
before income taxes	640.7	720.9	802.3	785.7	884.6	699.7
Fixed Charges:
Interest on long-term and
short-term debt including
amortization of debt expense	34.4	47.8	56.6	72.0	62.9	50.7

Portion of rental expense as can be
demonstrated to be representative
of the interest factor	39.9	43.6	53.0	58.4	61.0	49.6

Total fixed charges	74.3	91.4	109.6	130.4	123.9	100.3

Earnings before income taxes and
fixed charges	715.0	812.3	911.9	916.1	1,008.5	800.0

Ratio of earnings to fixed charges	9.62	8.89	8.32	7.03	8.14	7.98